SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
                         (Rule 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13d-1(a) AND AMENDMENTS THERETO
                 FILED PURSUANT TO RULE 13d-2(a)
                       (Amendment No. 3)*

                        STYLECLICK, INC.
                    -------------------------
                        (Name of Issuer)

              Class A Common Stock, $0.01 par value
                    -------------------------
                 (Title of Class of Securities)

                           864221 10 2
                    -------------------------
                         (CUSIP Number)

                        F. Thomas Dunlap
      Senior Vice President, General Counsel and Secretary
                        Intel Corporation
                 2200 Mission College Boulevard
                      Santa Clara, CA 95052
                    Telephone: (408) 765-8080
                    -------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          July 25, 2001
                    -------------------------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1 (f) or 13d-1 (g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Page 1 of 12 Pages

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CUSIP No. 864221 10 2       Schedule 13D       Page 2 of 12 Pages


1.   NAME OF REPORTING PERSON:                  INTEL CORPORATION
     S.S. or I.R.S. IDENTIFICATION NO. OF              94-1672743
     ABOVE PERSON:
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**    (a)[ ]
                                                           (b)[X]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS**                                         OO
                                                 See Item 3 and 4
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS          [ ]
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:               DELAWARE

                7.   SOLE VOTING POWER:                   664,989
  NUMBER OF
    SHARES      8.   SHARED VOTING POWER:                     N/A
 BENEFICIALLY
OWNED BY EACH   9.   SOLE DISPOSITIVE POWER:              664,989
  REPORTING
 PERSON WITH    10.  SHARED DISPOSITIVE POWER:                N/A

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH          664,989
     REPORTING PERSON:
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES**                                [ ]
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW          7.40%
     (11):
14.  TYPE OF REPORTING PERSON:                                 CO

**SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 864221 10 2       Schedule 13D       Page 3 of 12 Pages


      This Amendment No. 3 amends and supplements Items 1, 4, and 5 of the statement on Schedule 13D (the "13D"), and the cover page thereto, filed April 19, 1999, and amended February 3, 2000 and May 2, 2001 by Intel Corporation (the "Reporting Person"), with respect to its beneficial ownership of common stock issued my ModaCAD, Inc., a California corporation, which changed its legal name to Styleclick.com, Inc. in July 1999 and was subsequently acquired by Styleclick, Inc. in July, 2000 (the "Issuer"). Specifically, this Amendment No. 3 contains information relating to certain sales of Issuers stock by the Reporting Person and the resulting decrease in beneficial ownership.

ITEM 1.   Security and Issuer.

          (a) Name and Address of Principal Executive Offices of Issuer:

                 Styleclick.com Inc.
                 3861 Sepulveda Blvd.
                 Culver City, CA  90230

          (b)    Title of Class of Equity Securities:

                 Common Stock

ITEM 2.   Identity and Background.

          (a)    Name of Person Filing:

                 Intel Corporation (the "Reporting Person")

          (b)    Address of Principal Business Office:

                 2200 Mission College Boulevard
                 Santa Clara, CA 95052-8119

          (c)    Principal Business:

                 Manufacturer of microcomputer components, modules and systems.

          (d)    Criminal Proceedings:

                 During the last five years, neither the
                 Reporting Person nor any executive officer or director of the Reporting Person has been convicted in any criminal proceeding.

          (e)    Civil Proceedings:

                 During the last five years, neither the
                 Reporting Person nor any executive officer or director of the Reporting Person has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is
                 subject to any
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CUSIP No. 864221 10 2       Schedule 13D       Page 4 of 12 Pages


                 judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f)    State of Incorporation:   Delaware

          Attached hereto as Appendix A is information required by this Item 2 with respect to the executive officers and directors of the Reporting Person. All such individuals are U.S. citizens, except as otherwise indicated on Appendix A.

ITEM 4.   Purpose of the Transaction.

          On November 12, 1997, the Reporting Person and Issuer entered into a Development Agreement (the "Development Agreement"), pursuant to which Issuer agreed to pay Reporting Person a stream of future royalties. The Reporting Person subsequently agreed to terminate the future royalty obligations under the Development Agreement in consideration of the Issuer granting to the Reporting Person a certain number of shares and warrants to purchase Common stock of the Issuer.

          Pursuant to a Stock and Warrant Purchase and Investors Rights Agreement, dated April 7, 1999, between the Reporting Person and the Issuer (the "Purchase Agreement"), the Reporting Person purchased from the Issuer Four Hundred Fifty-Five Thousand Two Hundred Eighteen (455,218) shares of Issuer's Common Stock (the "Shares") at an agreed upon aggregate value of Five Million Dollars ($5,000,000). In addition, the Issuer issued to the Reporting Person three warrant (each as "Warrant" and collectively, the "Warrants") to purchase up to an aggregate of Five Hundred Thirty-Eight Thousand Six Hundred Seventy-Four (538,674) shares of Issuer's Common Stock (the "Warrant Shares"). A copy of the Purchase Agreement was filed as Exhibit 1 to the original 13D and is incorporated by the reference.

          The first Warrant is a 5-year warrant to acquire One Hundred Fifty-Nine Thousand Three Hundred Twenty-Six (159,326) shares of Issuer's Common Stock at an exercise price of Ten Dollars and Ninety-Eight Cents ($10.98) per share. The second Warrant is a 1-year warrant to acquire One Hundred Eighty-Nine Thousand Six Hundred Seventy-Four (189,674) shares of Issuer's Common Stock at an exercise price of Thirteen Dollars and Eighteen Cents ($13.18) per share. The third warrant is a 15-month warrant to acquire One Hundred Eighty-Nine Thousand Six Hundred Seventy-Four (189,674) shares of Issuer's Common Stock at an exercise price of Thirteen Dollars and Eighteen Cents ($13.18) per share. All the Warrants are currently exercisable.

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CUSIP No. 864221 10 2       Schedule 13D       Page 5 of 12 Pages

          Prior to the transactions described in this Item 4 above, the Reporting Person owned a currently exercisable warrant, dated November 13, 1997, to acquire One Hundred Twenty-Six Thousand Three Hundred Sixteen (126,316) shares of the Issuer's Common Stock at an exercise price of Nineteen Dollars ($19.00) per share (the "1997 Warrant").

          On January 24, 2000, Issuer and USANi Sub LLC ("Parent"), a wholly owned subsidiary of USA Networks, Inc., entered into an Agreement and Plan of Merger (the "Merger Agreement"), whereby, upon obtaining requisite shareholder approval and the satisfaction of certain other preconditions, Issuer became an indirect subsidiary of the Parent (the "Merger"). Upon consummation of the Merger, the current shareholders of Issuer's outstanding Common Stock received on a one for one basis, the right to receive one share of common stock of Styleclick, Inc., a newly formed Delaware corporation and a direct subsidiary of Parent.

          Also, on January 24, 2000, Issuer, Parent and Reporting Person executed a Voting Agreement in support of the Merger. At the time, Parent and Issuer also entered into similar voting agreements with certain other shareholders of the Issuer. Reporting Person, however, expressly disclaims the existence of any group within the meaning of Section 13(d)(3) of the Act based upon the voting agreements executed in anticipation of the merger or as the result of any other agreement between Issuer and the Reporting Person or any agreement relating to the Common Stock of the Issuer. These voting obligations terminated on or about July 27, 2000 upon the consummation of the Merger Agreement

ITEM 5.   Interest in Securities of the Issuer.

          The information contained in Item 4 is incorporated herein by this reference.

          (a) Number of Shares Beneficially Owned: 664,989 (of which the Reporting Person owns 664,989 shares that are issuable upon exercise of vested Warrants held by the Reporting Person as described in Item 4 above).

                 Percent of Class: 7.40% (based upon 8,980,124 shares outstanding at August 14, 2001, as reported by the Issuer in its Form 10-Q for the quarter ended July 31, 2001, and assuming the issuance of 664,989 shares of Common Stock to the Reporting Person pursuant to the Warrants described in Item 4 above).

          (b)    Sole Power to Vote, Direct the Vote of, or
                 Dispose of Shares:  664,989

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CUSIP No. 864221 10 2       Schedule 13D       Page 6 of 12 Pages


          (c) Recent Transactions: On or about April 27, 2001 the Reporting person sold 21,350 shares of Common Stock in an open market transaction at $0.87 per share; On or about April 30, 2001 the Reporting person sold 30,000 shares of Common Stock in an open market transaction at $0.70 per share; On or about June 20, 2001 the Reporting person sold 55,000 shares of Common Stock in an open market transaction at $1.13 per share; On or about July 25, 2001 the Reporting person sold 219,868 shares of Common Stock in an open market transaction at $0.60 per share.

          (d)    Rights with Respect to Dividends or Sales
                 Proceeds:  N/A

          (e)    Date of Cessation of Five Percent Beneficial
                 Ownership:  N/A

CUSIP No. 864221 10 2       Schedule 13D       Page 7 of 12 Pages


                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of  August 21, 2001

                                 INTEL CORPORATION


                                 By:  /s/F. Thomas Dunlap, Jr.
                                      ------------------------
                                      F. Thomas Dunlap, Jr.
                                      Senior Vice President,
                                      General Counsel and
                                      Secretary

CUSIP No. 864221 10 2       Schedule 13D       Page 8 of 12 Pages


                           APPENDIX A

                            DIRECTORS

The following is a list of all Directors of Intel Corporation and certain other information with respect to each Director. All
Directors are United States citizens except as indicated below.

Name:             Craig R. Barrett

Business          Intel Corporation, 2200 Mission College
Address:          Boulevard, Santa Clara, CA 95052

Principal         President and Chief Executive Officer
Occupation:

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             John Browne

Business          BP Amoco p.l.c., Britannic House, 1 Finsbury
Address:          Circus, London EC2M 7BA

Principal         Group Chief Executive
Occupation:

Name, principal   BP Amoco p.l.c., an integrated oil company.
business and      Britannic House, 1 Finsbury Circus
address of        London EC2M 7BA
corporation or
other
organization in
which employment
is conducted:

Citizenship:      British

CUSIP No. 864221 10 2       Schedule 13D       Page 9 of 12 Pages

Name:             Winston H. Chen

Business          Paramitas Foundation, 3945 Freedom Circle,
Address:          Suite 760, Santa Clara, CA 95054

Principal         Chairman
Occupation:

Name, principal   Paramitas Foundation, a charitable foundation.
business and      3945 Freedom Circle, Suite 760
address of        Santa Clara, CA 95054
corporation or
other
organization in
which employment
is conducted:


Name:             Andrew S. Grove

Business          Intel Corporation, 2200 Mission College
Address:          Boulevard, Santa Clara, CA 95052

Principal         Chairman of the Board of Directors
Occupation:

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             D. James Guzy

Business          The Arbor Company, 1340 Arbor Road, Menlo
Address:          Park, CA 94025

Principal         Chairman
Occupation:

Name, principal   The Arbor Company, a limited partnership
business and      engaged in the electronics and computer
address of        industry.
corporation or    1340 Arbor Road
other             Menlo Park, CA 94025
organization in
which employment
is conducted:

CUSIP No. 864221 10 2       Schedule 13D      Page 10 of 12 Pages

Name:             Reed E. Hundt

Business          Charles Ross Partners LLC, 1909 K Street NW,
Address:          Suite 820, Washington, DC 20006

Principal         Principal Partner
Occupation:

Name, principal   Charles Ross Partners LLC, a law firm.
business and      1909 K Street NW, Suite 820
address of        Washington, DC 20006
corporation or
other
organization in
which employment
is conducted:


Name:             David S. Pottruck

Business          The Charles Schwab Corporation, 101 Montgomery
Address:          Street, San Francisco, CA 94104

Principal         President and Co-Chief Executive Officer
Occupation:

Name, principal   The Charles Schwab Corporation, a financial
business and      services provider
address of        101 Montgomery Street
corporation or    San Francisco, CA 94104
other
organization in
which employment
is conducted:


Name:             Jane E. Shaw

Business          AeroGen, Inc., 1310 Orleans Drive, Sunnyvale,
Address:          CA 94089

Principal         Chairman and Chief Executive Officer
Occupation:

Name, principal   AeroGen, Inc., a pulmonary drug delivery
business and      company
address of        1310 Orleans Drive
corporation or    Sunnyvale, CA 94089
other
organization in
which employment
is conducted:

CUSIP No. 864221 10 2       Schedule 13D      Page 11 of 12 Pages

Name:             Leslie L. Vadasz

Business          Intel Corporation, 2200 Mission College
Address:          Boulevard, Santa Clara, CA 95052

Principal         Executive Vice President; President, Intel
Occupation:       Capital

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             David B. Yoffie

Business          Harvard Business School, Morgan Hall 215,
Address:          Soldiers Field Park Road, Boston, MA 02163

Principal         Max and Doris Starr Professor of International
Occupation:       Business Administration

Name, principal   Harvard Business School, an educational
business and      institution.
address of        Morgan Hall 215,Soldiers Field Park Road
corporation or    Boston, MA 02163
other
organization in
which employment
is conducted:


Name:             Charles E. Young

Business          University of Florida, 226 Tigert Hall, P.O.
Address:          Box 113150, Gainesville, FL 32610

Principal         President of the University of Florida
Occupation:

Name, principal   University of Florida
business and      226 Tigert Hall
address of        P.O. Box 113150
corporation or    Gainesville, FL 32610
other
organization in
which employment
is conducted:

CUSIP No. 864221 10 2       Schedule 13D      Page 12 of 12 Pages

                       EXECUTIVE OFFICERS

The following is a list of all executive officers of Intel Corporation excluding executive officers who are also directors. Unless otherwise indicated, each officer's business address is 2200 Mission College Boulevard, Santa Clara, California 95052-8119, which address is Intel Corporation's business address.

Name:       Andy D. Bryant
Title:      Executive Vice President, Chief Financial and
            Enterprise Services Officer

Name:       Sean M. Maloney
Title:      Executive Vice President; General Manager, Intel
            Communications Group

Name:       Paul S. Otellini
Title:      Executive Vice President; General Manager, Intel
            Architecture Business Group

Name:       Michael R. Splinter
Title:      Executive Vice President; General Manager, Sales and
            Marketing Group

Name:       F. Thomas Dunlap, Jr.
Title:      Senior Vice President, General Counsel and Secretary

Name:       Robert J. Baker
Title:      Vice President; Co-General Manager, Technology and
            Manufacturing Group

Name:       Arvind Sodhani
Title:      Vice President, Treasurer